SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13-d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)




                           ACTIVISION, INC.
                 __________________________________________
                              (Name of Issuer)

                         COMMON STOCK $.000001 PAR VALUE
                 __________________________________________
                       (Title of Class of Securities)

                                  004930 20 2
                 __________________________________________
                               (CUSIP Number)


     W.E. DAVIS, COMPANY SECRETARY, CLOSE INVESTMENT MANAGEMENT LIMITED,
                    36 GREAT ST. HELEN'S, LONDON EC3A 6AP
                 __________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              NOVEMBER 26,1997
                 __________________________________________
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CLOSE INVESTMENT 1994 FUND

                                   NO I.R.S. NUMBER
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]

                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                    OO
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     LONDON, ENGLAND
----------------------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           1,126,130
SHARES         --------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY       --------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
EACH                1,126,130
REPORTING      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,126,130
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.1%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         PN
----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.
          -------------------

This statement relates to the acquisition by a venture capital fund called The Close Investment 1994 Fund (the "Fund") of 1,126,130 shares of common stock, $.000001 par value ("Activision Stock") of Activision Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3100 Ocean Park Boulevard, Santa Monica, CA 90405.


Item 2.   Identity and Background.
          -----------------------

(a)-(c),(f) The shares of Activision Stock beneficially owned by the Fund are held by Close Securities Limited ("CSL"), a corporation organized under the laws of England with a business address at 36 Great St. Helen's, London, EC3A 6AP, United Kingdom. CSL holds the Stock as nominee for the Fund.

               The Fund is a limited partnership organized under the laws of England. The Fund is managed by Close Investment Management Limited ("Close Management"), an investment advisor, pursuant to an investment management agreement. Under the investment management agreement Close Management has discretionary authority with respect to all trading activities of the Fund.

               The executive directors of Close Management are JGT Thornton, J T Snook, R D Kent, N MacNay, M J Murphy, P J Stone and P C Winkworth. The business address of each of the directors is c/o Close Investment Management Limited, 36 Great St. Helen's, London, EC3A 6AP. The principal business activity of each of the directors is the making and management of equity investments on behalf of institutional investors.

(d), (e) During the last five years none of CSL, the Fund, Close Management or any of its partners, officers or controlling persons has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and amount of funds and other consideration
          --------------------------------------------------

The consideration for the issue of the Activision Stock was the exchange of the Activision Stock for shares and securities held by CSL (as nominee for the Fund) in Combined Distribution (Holdings) Limited ("CDHL"), a corporation organized under the laws of England with a business address at c/o Eleanor House, Queenswood Office Park, Northampton, NN4 7JJ. Specifically CSL exchanged 47,059 "A" ordinary shares, 133,333 convertible preference shares, 800,000 redeemable preference shares, 2,000,000 secured subordinated loan stock 1998-2000 and 19,608 "B" ordinary shares of CDHL for Activision Stock.

Item 4.   Purpose of Transaction.
          ----------------------

On November 24, 1997 Close Management as investment manager for and on behalf of the Fund and other shareholders in CDHL entered into a share exchange agreement ("the Share Exchange Agreement") with the Issuer pursuant to which the shareholders of CDHL agreed to exchange the whole of the issued share capital of CDHL for Activision Stock. The Fund intends to hold the Activision Stock for investment purposes and may in the future acquire additional shares of Activision Stock or dispose of any or all of the shares received under the Share Exchange Agreement.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

Under the Share Exchange Agreement CSL acquired 1,126,130 shares of Activision Stock representing 6.1% of the issued and outstanding shares of Activision Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ------------------------------------------------------------------

In accordance with obligations set out in the Share Exchange Agreement the Issuer, the shareholders of CDHL (including CSL, as nominee for the Fund) and City National Bank entered into a Warranty Escrow Agreement dated November 24, 1997 (the "Warranty Escrow Agreement"). Under the terms of the Warranty Escrow Agreement the Fund agreed to place in escrow 84,460 shares of Activision Stock (constituting 7.5% of the aggregate of the Activision Stock issued to the Fund under the Share Exchange Agreement). The Activision Stock was placed in escrow by way of security for the Issuer against any claim that the Issuer might have against the shareholders of CDHL under warranties given by the shareholders of CDHL to the Issuer in the Share Exchange Agreement. The Warranty Escrow Agreement provides that in the event of the Issuer having such claim under the warranties and that claim either not being disputed or ultimately being resolved in favor of the Issuer then Activision Stock held under the Warranty Escrow Agreement to the value of the claim shall be cancelled in satisfaction in whole or in part of the claim.

Pursuant to the terms of the Warranty Escrow Agreement the Activision Stock held under the Warranty Escrow Agreement must be released, to the extent that it is not subject to a claim, on the earlier of (1) June 30, 1998, (2) the date that the parties to the Warranty Escrow Agreement agree that the Activision Stock should be released and (3) the date of publication of the Issuer's audited financial statements for the fiscal year ended March 31, 1998.

Item 7.   Material to be Filed as Exhibits
          -----------------------------------------

Share Exchange Agreement dated November 24, 1997 among Activision, Inc. and the shareholders of Combined Distribution (Holdings) Limited (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Activision, Inc. with the Securities and Exchange Commission on December 5, 1997).




                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, the I certify that information set forth in this statement is true, complete and correct.

Dated:    December 4, 1997




                            By:   /s/ W.E. Davis
                              ----------------------------------------------
                            Name:  W.E. DAVIS
                            Title: COMPANY SECRETARY